

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2014

Via E-mail
Eduardo Bravo Fernandez de Araoz
Chief Executive Officer
TiGenix
Romeinse straat 12, box 2
3001 Leuven
Belgium

> **Re:** **TiGenix**
> **Draft Registration Statement on Form F-1**
> **Submitted October 3, 2014**
> **CIK No. 0001581987**

Dear Mr. Bravo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. Please revise your disclosure to explain the meaning or significance of the following terms at their first use in the prospectus:

   - adipose-derived stem cells;
   - orphan designation;
   - perianal fistulas;
   - intra-lymphatic administration; and
   - current Good Manufacturing Requirements.

Product and Product Candidates, page 1

2. Please revise your product pipeline table to place the arrow for Cx601 in the middle of the Phase III column rather than at the end as you have not yet completed any Phase III trials for the product candidate. We also note that you plan to initiate Phase III trials in the U.S. in 2016. Similarly, please move the arrow for Cx611 for the treatment of severe sepsis to the beginning of the Phase I column as you are not scheduled to begin your Phase Ib until the first quarter of 2015. Please also apply these revisions to your pipeline table at page 76.

ChondroCelect, page 3

3. We note your disclosure in various parts of the prospectus that you have discontinued your operations in connection with ChrondoCelect. Please highlight this determination in your initial discussion of ChrondoCelect and clarify that going forward you will receive royalties from the sale of this product in various jurisdictions pursuant to your distribution agreement with Sobi.

Summary Risk Factors, page 4

4. Please expand your fourth bullet point in this section to disclose your accumulated deficit to date.

Implications of Being an Emerging Growth Company, page 5

5. Please expand your disclosure to discuss your status as a foreign private issuer and the exemptions available to you as a foreign private issuer. In this regard, please identify those exemptions which overlap with the ones available to you as an emerging growth company and to what extent you will continue to enjoy any exemptions as a result of your status as a foreign private issuer once you no longer qualify as an emerging growth company.

Risk Factors

Risks Related to Our Financial Condition and Capital Requirements
If we fail to obtain additional financing, we may be unable to complete the…, page 13

6. Please expand your disclosure in this risk factor to quantify the amount of your cash and cash equivalents.

Risks Related to Our Business
We face competition and technological change, which could limit or eliminate…, page 17

7. Please expand your risk factor to provide a brief discussion of the competitors for your main product candidates and your commercialized product ChondroCelect.

Our success depends on certain key people, and we must continue to attract…, page 17

8. Please identify the key individuals on whom you are substantially dependent.

We could face product liability claims, resulting in damages against which…, page 18

9. Please expand your risk factor disclosure quantify the amount of product liability insurance that you carry.

We are currently engaged in proceedings challenging a patent owned by the University of Pittsburgh…, page 21

10. Please revise the heading of the risk factor to highlight that you may choose to delay the launch of your adipose-derived stem cell products until the expiration of patent US6777231 on March 10, 2020 due to the risk of patent infringement or litigation issues.

Risks Related to Our Dependence on Third Parties
The manufacturing facilities where our product candidates are made are…, page 22

11. We note that you have provided this same risk factor on pages 16 and 22 of your prospectus. Please delete the risk factor on page 16 and retain the one on page 22 as it appears that this risk factor pertains to risks related to your dependence on third parties.

Use of proceed, page 41

12. Please revise your use of proceeds disclosure to indicate how far in the clinical development of Cx611 for early rheumatoid arthritis and severe sepsis you expect the proceeds from the offering will enable you to reach. For example, to the extent you believe the funds will allow you to complete enrollment of your Phase IIb trial for Cx611 in early rheumatoid arthritis and/or obtain preliminary data for your Phase Ib trial for Cx611 for severe sepsis, you should revise your disclosure accordingly.

Capitalization, page 43

13. Please revise the first sentence to state that the table sets forth your cash and cash equivalents and receivables from reverse repurchase agreements as well as your capitalization.

14. The 'pro forma' column should reflect the total balances after adjustment and not just the adjustment itself. Also, since the initial public offering price has not been determined, the 'pro forma as adjusted' balances should be blank. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 50

15. Tell us your consideration of providing pro forma financial information as specified in Article 11 of Regulation S-X for the change in revenue stream from ChondroCelect from sales of product to a royalty and if you believe no pro forma information is required, why not.

Results of Operations
Research and Development Expenses, page 53

16. Please expand your disclosures to include the total costs incurred during each period presented and to date for each product candidate separately or disclose why you do not provide such disclosure.

Critical Accounting Policies
Research and Development Costs, page 59

17. Please revise your disclosure to state whether there have been any material adjustments to estimates based on the actual costs incurred for each period presented and if so please quantify the amounts.

Liquidity and Capital Resources, page 61

18. Please file the agreements underlying the two loan facilities that your subsidiary TiGenix SAU entered into with Madrid Network as exhibits to the registration statement.

Business

Technology Platform, page 71

19. Please describe the meaning and significance of the following terms at their first use in this section:

- tumorigenicity;
- ectopic tissue growth;
- paracrine effects;
- tryptophan metabolism;
- indoleamine 2,3 dioxygenase enzyme; and
- p-value.

Product and Product Candidates
Cx601, page 76

20. We note that you filed for orphan drug designation for the treatment of anal fistulas in the United States in 2012. Please expand your disclosure to state whether you have since been granted orphan drug designation in the United States.

Clinical Results, page 81

21. For your Phase II clinical trial of Cx601, please describe the duration of the trial, the dosing used, the primary and secondary endpoints of the trial and how the results of the trial compared to the endpoints.

22. Please expand your disclosure regarding the serious adverse events related to your Phase II clinical trial of Cx601 to explain what "pyrexia" means.

Cx611
Clinical Results, page 84

23. Please expand your disclosure regarding the serious adverse events related to your Phase I/IIa of Cx611 to describe "lacunar infarction" and "peroneal palsy."

Intellectual Property, page 92

24. Please expand your disclosure in this section to describe your material patents and patent applications relating to your eASC-based technology platform, ChondroCelect and your other product candidates. In doing so, please provide the following information:

- the specific product or product candidates to which such patents or patent applications relate;
- whether the patents are owned exclusively or co-owned and with whom;
- the type of patent protection such as composition of matter, use or process;
- patent expiration dates or expected expiration dates for patent applications;
- identification of applicable jurisdictions where patents are granted or where patent applications are pending.

Partnerships, Licensing and Collaboration, page 92

25. Please expand your disclosure regarding your description of the distribution agreement with Sobi to provide each party's rights and obligations under the agreement and the termination provisions.

26. Please expand your disclosure regarding your distribution agreement with Finnish Red Cross Blood Services to provide the material terms of the agreement, including each

party's rights and obligations, the duration of the agreement, termination provisions, royalties payable under the agreement and any other payment provisions. Also, please file the agreement as an exhibit.

27. Please expand your disclosure regarding your long-term manufacturing agreement with your former Dutch subsidiary, now owned by PharmaCell, to provide the material terms of the agreement, including each party's rights and obligations, the duration of the agreement, termination provisions and any payment provisions. Also, please file the agreement as an exhibit.

28. We note your disclosure that a number of your patent families are the result of collaborations with academic parties, including with Universidad Autonoma de Madrid and Consejo Superior de Investigaciones Cientificas, and are jointly owned. In addition, you disclose that co-ownership agreements are in place with respect to all but one of such patent families and that use of patents may be subject to the co-owner's approval. To the extent that any of the patents subject to these co-ownership arrangements relate to your product candidates, ChondroCelect, or the technology underlying these products, please revise your disclosure to identify which patent families are covered under which agreements. In addition, please disclose the material terms of any co-ownership agreements including the following:

- Rights and obligations of the parties to the agreement;
- Payment obligations including royalties payments and/or milestone payment obligations;
- Termination provisions, and
- Duration.

In addition, please file each of these co-ownership agreements as an exhibit to the registration statement.

Facilities, page 94

29. Please file your material lease agreements as exhibits.

Notes to the Consolidated Financial Statements
12. Intangible Assets, page F-42

30. Please disclose how you are accounting for the development intangible asset related to ChondroCelect effective June 1, 2014 since you state on page 50 that you discontinued your operations in connection with ChondroCelect and if there was no change in accounting, explain to us why not. Please provide us the authoritative accounting literature that you relied upon and how you evaluated the asset for impairment.

<u>General</u>

31. We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

32. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

33. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
         Peter Castellon, Esq.
         Proskauer Rose LLP